UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For 16 March, 2017

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

The Press Release issued on 16 March, 2017

ING 2016 Integrated Annual Report: Accelerate

"Accelerate" is the theme of the 2016 Integrated Annual Report of ING Groep N.V. (IAR) that is published today, together with the Annual Report of ING Bank N.V.. The theme reflects the accelerating pace of change in technology and other areas that is impacting our customers' lives and their expectations from financial service providers. It also expresses how we, as digital leaders in banking, are accelerating the Think Forward strategy to ensure we continue to provide customers with a differentiating experience.

Similar to previous years, the IAR is an integrated report, which combines ING's financial and non-financial performance in 2016. As sustainability forms an integral part of our strategy and is embedded in our business, our sustainability information is provided in the IAR. The IAR includes a look at how we aim to create value over time and how the Think Forward strategy addresses the challenges, risks and opportunities ING faces in a fast-changing world.

In 2016 the number of customers choosing ING for their banking needs again increased and has grown by around 3 million to 35.8 million since we launched the Think Forward strategy. The number of primary relationships - customers with a current account with recurring income and at least one other product - grew eight percent to 9.7 million, close to our 2017 ambition of 10 million customers. Our net core lending to customers grew by almost EUR 35 billion and savings entrusted to us rose by over EUR 28 billion. We also enjoyed number one Net Promoter Scores (NPS) in 7 of our 13 retail markets, a key indicator of customer satisfaction. These strong relationships with customers helped to drive ING's robust commercial and financial growth in 2016.

Reflecting a digital first approach, the IAR and the Annual Report of ING Bank N.V, are available on a special annual report landing page on ING's website ing.com. This page includes all relevant downloads, a create-your-own-report download tool, and an accessible and engaging overview of the key figures and highlights of the year. The 2016 ING Annual Report is also available free of charge in print at ING's global headquarters.

ING will also file today its Annual Report on Form 20-F for the year ended 31 December 2016 with the United States Securities and Exchange Commission (SEC). The 2016 Form 20-F is available on the ING website, and can be downloaded from the SEC website (www.sec.gov) later today.

Other documents related to ING's Annual General Meeting (AGM), including the agenda for the AGM, will be available as of 23 March 2017 on the ING website. The AGM will be held on 8 May 2017 in Amsterdam.

Note for editors

For further information on ING, please visit www.ing.com. Frequent news updates can be found in the Newsroom or via the @ING_news Twitter feed. Photos of ING operations, buildings and its executives are available for download at Flickr. Footage (B-roll) of ING is available via videobankonline.com, or can be requested by emailing info@videobankonline.com. ING presentations are available at SlideShare.

Press enquiries	Investor enquiries
Carolien van der Giessen	ING Group Investor Relations
+31 20 576 6836	+31 20 576 6396
Carolien.van.der.Giessen@ing.com	Investor.Relations@ing.com

ING PROFILE

ING is a global financial institution with a strong European base, offering banking services through its operating company ING Bank. The purpose of ING Bank is empowering people to stay a step ahead in life and in business. ING Bank's 52,000 employees offer retail and wholesale banking services to customers in over 40 countries.

ING Group shares are listed on the exchanges of Amsterdam (INGA AS, INGA.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N).

Sustainability forms an integral part of ING's strategy, which is evidenced by the number one position among 395 banks ranked by Sustainalytics. ING Group shares are being included in the FTSE4Good index and in the Dow Jones Sustainability Index (Europe and World) where ING is among the leaders in the Banks industry group.

IMPORTANT LEGAL INFORMATION

Elements of this press release contain or may contain information about ING Groep N.V. and/ or ING Bank N.V. within the meaning of Article 7(1) to (4) of EU Regulation No 596/ 2014.

Projects may be subject to regulatory approvals. Insofar as they could have an impact in Belgium, all projects described are proposed intentions of the bank. No formal decisions will be taken until the information and consultation phases with the Work Council have been properly finalised.

ING Group's annual accounts are prepared in accordance with International Financial Reporting Standards as adopted by the European Union ('IFRS-EU'). In preparing the financial information in this document, except as described otherwise, the same accounting principles are applied as in the 2016 ING Group consolidated annual accounts. All figures in this document are unaudited. Small differences are possible in the tables due to rounding.

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to a number of factors, including, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING's core markets, (2) changes in performance of financial markets, including developing markets, (3) potential consequences of European Union countries leaving the European Union or a break-up of the euro, (4) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit and capital markets generally, including changes in borrower and counterparty creditworthiness, (5) changes affecting interest rate levels, (6) changes affecting currency exchange rates, (7) changes in investor and customer behaviour, (8) changes in general competitive factors, (9) changes in laws and regulations and the interpretation and application thereof, (10) geopolitical risks and policies and actions of governmental and regulatory authorities, (11) changes in standards and interpretations under International Financial Reporting Standards (IFRS) and the application thereof, (12) conclusions with regard to purchase accounting assumptions and methodologies, and other changes in accounting assumptions and methodologies including changes in valuation of issued securities and credit market exposure, (13) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (14) changes in credit ratings, (15) the outcome of current and future legal and regulatory proceedings, (16) ING's ability to achieve its strategy, including projected operational synergies and cost-saving programmes and (17) the other risks and uncertainties detailed in the most recent annual report of ING Groep N.V. (including the Risk Factors contained therein) and ING's more recent disclosures, including press releases, which are available on www.ING.com.  Many of those factors are beyond ING's control.

Any forward looking statements made by or on behalf of ING speak only as of the date they are made, and ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.

This document does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities in the United States or any other jurisdiction.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ P. Jong
P. Jong
Global Head of Communications

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: 16 March, 2017